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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2004

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________________

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.


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


                                  ATTUNITY LTD



6-K Items


1. Press Release re Attunity Connect Adapters First to Pass Certification for Microsoft BizTalk Server 2004 dated March 3, 2004.

                                                                          Item 1

Press Release                                                   Source: Attunity

Attunity Connect Adapters First to Pass Certification for Microsoft BizTalk Server 2004

Tuesday March 2, 4:35 pm ET

Certification Program Led by Unisys Ensures Seamless Interoperability

WAKEFIELD, Mass., March 2 /PRNewswire-FirstCall/ -- Attunity (Nasdaq: ATTU -
News), a leading provider of standards-based integration solutions for accessing mainframes, enterprise data sources and legacy applications, announced today that its Attunity Connect(TM) Adapter Suite has passed the official certification program established for Microsoft BizTalk Server 2004. The Microsoft BizTalk 2004 certification program, which is administered by Unisys Corporation, tests and validates interoperability between Microsoft BizTalk Server 2004 and Attunity's integration adapters. Attunity is the first of Microsoft's Adapter Partners to complete the certification program.

"Clients tell us they are looking for end-to-end integration solutions that ensure interoperability and reduce risk. This is what our certification program is all about," said John Huygens, senior manager, solutions and services, for Unisys Corporation. "The rigorous testing we've put the Attunity product through demonstrates that Attunity is serious about delivering the kind of compliance, ease of use, performance and reliability, that enterprises need to solve legacy integration challenges." Upon completion of the certification program, customers can be assured that products are 'enterprise ready,' and will perform under the stress of production operations. In addition, participation in the certification process successfully identifies ISVs that are committed to assuring the quality of their software products.

The Attunity Connect Adapter Suite for Microsoft BizTalk Server 2004 is designed to extend the reach of BizTalk Server 2004 to mainframe, host and legacy data sources. The Attunity Adapter Suite supports the advanced features introduced in the BizTalk Server 2004 adapter framework, and provides bi-directional integration with legacy data and applications running on mainframe, AS/400, HP NonStop, OpenVMS, Unix systems and Windows platforms.

"Microsoft worked together with Unisys to develop the adapter certification program and to ensure that it would guarantee the high level of interoperability that our customers expect and demand," said Matt Mulligan, product manager at Microsoft. "We are pleased that Attunity has moved aggressively to pass the adapter certification process, as this speeds our customers' abilities to capitalize on the value of their integration projects."

The Unisys certification program for Microsoft BizTalk Server 2004 is designed for independent software vendors (ISVs) and systems integrators that develop and market add-on products or solutions for use with Microsoft BizTalk Server 2004. The certification process focuses on critical product areas such as BizTalk Server adapter framework compliance; setup and installation; serviceability, reliability, load and stress; recoverability; and usability. As part of the certification process, products are put through a stringent series of tests to detect deficiencies that could cause interoperability issues in a production environment.

For more information about the Attunity Adapter Suite for Microsoft BizTalk Server 2004 visit us at http://www.attunity.com/biztalk or e-mail us at info@attunity.com.

About Attunity Ltd.

Attunity is a leading provider of standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications. Founded in 1987 and traded on the NASDAQ exchange, Attunity's worldwide operations support over 1,000 direct end-users including many of the Fortune 1000. Through distribution and OEM agreements with global-class partners such as Oracle and HP, Attunity-based solutions are deployed on tens of thousands of systems worldwide. Attunity's products are available through direct sales and support offices in the United States, the United Kingdom, France, Israel, the People's Republic of China, and Australia, as well as distributors in Japan, S.E. Asia, Europe and Latin America. For more information, visit www.attunity.com or e-mail info@attunity.com.


This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, product technology developments, market acceptance of our products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, release and sales of new products by strategic resellers and customers, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in our filings with the Securities Exchange Commission, including our Form 20-FAnnual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Attunity Connect is a trademark of Attunity. Unisys is a registered trademark of Unisys Corporation.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ATTUNITY LTD
                                             (Registrant)



                                           By: /s/Arie Gonen
                                               -------------
                                               Chairman




Date: March 3, 2004